Page 1 of 5 pages

                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          Original Filing

                       FARNSWORTH BANCORP, INC.
                           (Name of Issuer)

                              COMMON STOCK
                     (Title of Class of Securities)

                             31163N10700
                           (CUSIP Number)

             CHARLES ALESSI, CFO 789 FARNSWORTH AVENUE, BORDENTOWN, NJ 08505
                           Tel. 609 298 0723
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                          JUNE 1, 2001 & JUNE 11, 2001
          (Date of Event which Requires Filing of this Statement)

Page 2 of 5 pages

                                  SCHEDULE 13D

CUSIP No. 31163N107000

1.   Name of Reporting Person
     S.S. or IRS Indentification No. of Above Person

     Craig W. Yates      ###-##-####


2.   Check the Appropriate Box if a Member of a Group.

     (a)
          ----

     (b)   X
          ----


3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)

     Craig W. Yates      PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     (no check entered)

6.   Citizenship or Place of Organization

    Craig W. Yates is a United States Citizen

7. Number of Shares Beneficially Owned by each Reporting Person with sole voting power

     Craig W. Yates      30,000 shares

Page 3 of 5 pages

8.   Shared voting power    0

9.   Sole dispositive power

     Craig W. Yates      30,000 shares

10.  Shared dispositive power  0

11.  Aggregate amount Beneficially Owned by Each Reporting Person

     Craig W. Yates      30,000 shares

12.  Check if the aggregate amount in row (11) excludes certain shares

     (no check entered)

13.  Percent of Class represented by amount in Row (11)
               8.31%

14.  Type of reporting person

     Craig W. Yates      IN


Item 1.   Security in Issuer.
          -------------------

          Common Stock of Farnsworth Bancorp,Inc
                          789 Farnsworth Avenue
                          Bordentown, New Jersey 08505


Item 2.   Identity and Background.
           ------------------------


               (a)  Craig W. Yates

Page 4 of 5 Pages

               (b)  227 Cliff Avenue
                    Edgewater Park, New Jersey 08010

               (c)  President
                    Farmers and Mechanics Bank
                    3 Sunset Road
                    Burlington, New Jersey 08016

               (d)  No convictions in any criminal proceedings.

               (e) No violations of federal and state securities laws; no findings, judgments, decrees or final orders concerning federal and state securities laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
          Craig W. Yates sold shares held in a brokerage account at Merrill Lynch.

          The amount received for the sale listed in Item 5(c)
          of this report is:        $42,875 on June 1, 2001
                                    $18,450 on June 11, 2001

Item 4.   Purpose of Transaction
          ----------------------

          The shares were sold to reduce holdings.


Item 5.   Interest in Securities of Issuer
          --------------------------------

     (a) Craig W. Yates owns 30,000 shares of Issuer's common stock, amounting to 8.31% of the total shares outstanding.


     (b) Craig W. Yates has the sole power to vote, or to direct the vote, or to dispose of the shares reported herein. There is no shared power to vote, direct the vote, or to dispose

Page 5 of 5 pages

          of any of the shares reported herein.

     (c) Transactions in Issuer's common stock within the last 60 days are the following:

          6/1/01 sold 3,500 shares at an average price of $12.25.
          6/11/01 sold 1,500 shares at a price of $12.30.

          These sales were executed on the NASDAQ as open market transactions.

     (d) No persons other than Craig W. Yates have any rights or interests in the securities of Issuer owned by Craig W. Yates.

     (e)  (does not apply)

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of Issuer.
          --------------------------------

          Craig W, Yates is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of issuer.

Item 7.   Material to be Filed as Exhibits
          --------------------------------
          No material is filed as exhibit hereto.

Signature
---------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    June 11, 2001              Craig W. Yates